March 16, 2009

VIA EDGAR AND FACSIMILE

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FCStone Group, Inc.
Form 10-K for the year ended August 31, 2008
Form 10-Q for the quarter ended November 30, 2008
Definitive Proxy Statement filed December 8, 2008
File No. 001-33363

Dear Mr. Gordon:

By letter dated February 6, 2009 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in (i) the Annual Report on Form 10-K for the year ended August 31, 2008 (the “Form 10-K”), (ii) the Form 10-Q for the quarter ended November 30, 2008 (the “Form 10-Q”), and (iii) the Definitive Proxy Statement filed December 8, 2008 (the “Proxy Statement”) of FCStone Group, Inc. (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.

Form 10-K

Item 1. Business, page 1

1.	We note your disclosure on page 17 and again on page 19 under the Risk Factors subheading regarding the risks associated with protecting the registrant’s intellectual property rights. Please disclose the registrant’s current intellectual property and expand on the importance of your IP to any of your business segments. Please refer to Item 101(c)(1)(iv).

Company Response:

We have determined that our intellectual property is not material to the Company or any of its segments. In future filings, we will delete any references to intellectual property from the Risk Factors section.

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

Regulatory Matters, page 6

2.	We note your disclosure on page 10 under the Risk Factors subheading regarding CFTC and SRO-mandated net capital requirements. Please provide a discussion of the net capital requirements. Also, describe in more detail other regulatory provisions applicable to your business besides the material licenses and registrations that you maintain. Refer to Item 101(c)(1)(vi) and (xii) of Regulation S-K.

Company Response:

We intend to file an amendment to our Form 10-K which will include the disclosure set forth in Appendix A attached hereto, in place of the disclosure under the heading “Regulatory Matters” currently on page 6.

Item 6. Selected Financial Data, page 23

3.	Please disclose cash dividends declared per common share in future filings. Refer to Item 301 of Regulation S-K.

Company Response:

We intend to file an amendment to our Form 10-K which will include cash dividends declared per common share in the Selected Financial Data section, to read as follows:

	Year Ended August 31,
	2008	2007	2006	2005	2004
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Cash dividends declared per share(4)	$—	$0.28	$0.13	$—

(4)	Such information has been adjusted to reflect retroactively the three-for-one stock split effective February 26, 2007, and the three-for-two split effective on September 27, 2007. Historical dividend data has been omitted for fiscal years prior to 2005 because earnings were distributed as patronage dividends to members based on the level of business conducted.

We confirm that in future filings we will disclose cash dividends per common share in the Selected Financial Data section in compliance with Item 301 of Regulation S-K.

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flows from Operations, page 54

4.	We note that cash flows from operations may fluctuate widely due to volatility in commodities markets and fluctuations in customer deposits, among other things. In future filings, please discuss the impact of these outside factors on your reported cash flows for the period and whether there are any relevant factors that cause the trend in operating cash flows to not be indicative of the health of your business.

Company Response:

We confirm that in future filings we will discuss the impact of outside factors on our reported cash flows for the period and whether there are any relevant factors that cause the trend in operating cash flows to not be indicative of the health of our business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 59

5.	In future filings, please provide quantitative information about market risk as of the end of your latest fiscal year in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Company Response:

For its fiscal year ended August 31, 2008, we determined that we did not have material market risks associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments that required quantitative disclosure under Item 305 of Regulation S-K. We confirm that in future filings we will provide quantitative information about market risk if required by Item 305 of Regulation S-K.

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

Signatures, page 65

6.	Please revise your signature page to include the signatures of at least the majority of the registrant’s board of directors. See General Instruction D(2)(a) of Form 10-K.

Company Response:

We intend to file an amendment to our Form 10-K which will include the signatures of at least the majority of our board of directors.

Notes to Consolidated Financial Statements, page F-9

Note 23. Financial Instruments with Off-Balance Sheet Risk, page F-43

7.	In future filings, please elaborate upon your performance guarantee related to ethanol marketing agreement which is referenced in Note 23. Specifically, discuss the nature and approximate term of the guarantee, circumstances that would require performance under the guarantee, the maximum potential amount of undiscounted future payments required under the guarantee (or the reasons why an amount cannot be estimated) and the nature of any recourse provisions that would enable you to recover amounts paid under the guarantee. Refer to paragraphs 13-14 of FIN 45.

Company Response:

We confirm that in future filings we will discuss the performance guarantees related to the ethanol marketing agreements as required by paragraphs 13 and 14 of FASB Interpretation No. 45.

8.	Please note that your certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K. In future filings, please refer to the “report” rather than the “annual report” in paragraphs 1 and 2.

Company Response:

We intend to file an amendment to our Form 10-K which will include certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K and we confirm that in future filings we will file certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K.

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

Definitive Proxy Statement on Schedule 14A filed December 8, 2006

Executive Compensation and Related Matters, page 18

Base Salary, page 19

9.	We note that individual base salaries are based upon an evaluation of various individual factors. Please tell us the specific individual factors that the compensation committee considered in determining annual salary increases. Describe each factor, explain how it is measured, and disclose the actual performance of each executive for each factor considered. Also, discuss the criteria the compensation committee used to establish different salaries for each of the named executives. Refer to Item 402(b)(2)(v) of Regulation S-K. Provide the information in your response and confirm that you will include appropriate disclosure in your future filings.

Company Response:

As noted in the proxy statement, for purposes of establishing base salaries, the compensation committee considers individual factors, such as past and current performance, experience in the position, potential for growth and development with the Company, level and scope of responsibility and internal fairness (how a position compares in scope and responsibility to other positions within the Company). The very nature of these factors is subjective and incapable of precise measurement. The compensation committee applied its subjective view of these factors and the market comparison compensation data provided by the committee’s compensation consultant to determine the appropriate level of base salary. As noted in the disclosure, the Company’s philosophy has been to set base salaries below the median of the competitive market relative to each position’s duties and level of responsibility. Based upon the market data provided by the committee’s compensation consultant prior to fiscal year 2008, median levels of compensation by officers in the peer group were determined for each named executive officer. The committee then considered the subjective factors to determine how much below the median each officer’s base salary should be established. This process was not repeated for fiscal year 2009, because the committee determined that the Company’s disappointing financial performance merited overriding the prior practice, resulting in the decision to keep base salaries unchanged.

To address your comments, assuming no change in the compensation committee’s process for establishing base salaries, we would suggest modifying the first paragraph of “Base Salary,” currently on page 19, to read as follows in future filings:

Base Salary. Our compensation philosophy has lead us to the practice of establishing base salary levels below the median of the competitive comparison market relative to each position’s duties and level of responsibility. By doing so, we can

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

emphasize the performance-based aspects of our compensation program with performance-based bonuses and long-term incentive compensation. Following our 2007 fiscal year, we established a practice for annual reviews of the range of our base salaries based upon similar job duties and levels of responsibility in comparison with those of similar positions in the market based on data provide by our compensation consultant on a bi-annual basis. From this analysis, the compensation committee establishes a competitive range for each position that guides its analysis. Individual base salaries are based upon a subjective review by the committee of individual factors, such as past and current performance, experience in the position, potential for growth and development with our company, level and scope of responsibility, and internal fairness – how a position compares in scope and responsibility to other positions within our company. Beginning with the competitive market data provided by the committee’s compensation consultant, the committee determines the median level of base salary for positions comparable to the named executive officers. Using the committee’s subjective judgment of the various factors discussed above, the committee determines at what level below median levels for comparable positions each named executive officers compensation should be set. The Company’s chief executive officer provides input as to the individual performance and factors relating to the other named executive officers.

We confirm that in future filings we will provide the disclosure required by Item 402(b)(2)(v) of Regulation S-K.

Performance Bonus, page 20

10.	We note the table showing the percentage of base salary payouts at various after-tax return levels. Please tell us, and disclose in future filings, the actual after-tax return on equity level and the corresponding base salary percentage that was used to calculate the short-term incentive plan awards. For example, it appears that the Tier 1 percentage actually awarded is between 200% and 236% of base salary.

Company Response:

In response to your comment, in the future the Company will disclose the actual after-tax return on equity level and corresponding base salary percentage used to calculate the short-term incentive plan awards. For fiscal 2008, the after-tax return on equity for the Company was 19.621%, which resulted in a corresponding award at base salary percentages of 231.524% and 185.220% for Tiers I and II, respectively.

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

Related Party Transactions, page 36

11.	Please expand on the registrant’s policies and procedures for the review, approval or ratification of each of the transactions identified under this subheading. Please refer to Items 404(a)(3) and 404(b) of Regulation S-K.

Company Response:

The board of directors is responsible for overseeing transactions with related persons that may require disclosure under applicable SEC rules, but FCStone has not adopted formal written policies and procedures for reviewing, approving or ratifying these types of transactions. For fiscal 2008, the related party transactions required to be reported under the standard of Item 404(a) consisted solely of a series of transactions between FCStone and the cooperatives of which our directors are an executive officer. The payments made to FCStone for services were at our standard rates, in compliance with our policy that all transactions between us and our officers, directors and/or five percent stockholders will be on terms no more favorable to those related parties than the terms provided to our other customers. The members of the board of directors have been aware of the transactions with their cooperatives, but have never formally approved or ratified the transactions.

In the recent history of the Company, related party transactions required to be reported under the standard of Item 404(a) have been infrequent. However, as a general matter, the Company’s practice has been to have any related party transaction involving an executive officer reviewed by the General Counsel. Any related party transaction involving a Board member or nominee would have to be approved by the Board. Any related party transaction involving executive compensation is reviewed by and is subject to the approval of the Compensation Committee, as well as the full Board in the case of the Chief Executive Officer. This review and approval are required under the Compensation Committee Charter, a copy of which is available on the Company’s website. The Company expects to adopt a written policy governing related party transactions in the next several months, and will include disclosure of the policy in future filings.

*                    *                     *

In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

March 16, 2009

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 410-7125.

Sincerely,

/s/ William J. Dunaway
William J. Dunaway, Chief Financial Officer

Appendix A

Regulation and Exchange Memberships

We have a long history of operating in a highly regulated industry. Our business activities are extensively regulated by a number of U.S. and foreign regulatory agencies and exchanges. These regulatory bodies and exchanges are charged with protecting customers by imposing requirements relating typically to capital adequacy, licensing of personnel, conduct of business, protection of customer assets, record-keeping, trade-reporting and other matters. They have broad powers to monitor compliance. If we fail to comply with applicable regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation, revocation of operating licenses or other sanctions. Furthermore, new regulations, changes in current regulations as well as changes in the interpretation or enforcement of existing laws or rules may affect our business and operations and the policies and procedures we follow.

Minimum capital requirements are a significant part of the regulatory framework in which we operate. We are subject to stringent minimum capital requirements in the United States, pursuant to Section 4(f)(b) of the Commodity Exchange Act. The Commodity Exchange Act prescribes rules and regulations under Part 1.17 of the rules and regulations of the Commodity Futures Trading Commission. These rules specify the minimum amount of capital that we must have available to support our clients’ open trading positions, including the amount of assets we must maintain in relatively liquid form, and are designed to measure general financial integrity and liquidity. Net capital and the related net capital requirement may fluctuate on a daily basis. Compliance with minimum capital requirements may limit our operations if we cannot maintain the required levels of capital. Moreover, any change in these rules or the imposition of new rules affecting the scope, coverage, calculation or amount of capital we are required to maintain could restrict our ability to operate our business and adversely affect our operations. We currently maintain regulatory capital in excess of all applicable requirements. See Note 6 to the consolidated financial statements.

Our primary regulators in the United States are the Commodity Futures Trading Commission, the National Futures Association and the Chicago Mercantile Exchange, which is our designated self-regulatory organization. We are a member of Chicago Mercantile Exchange/Chicago Board of Trade, New York Mercantile Exchange, ICE Futures US, Minneapolis Grain Exchange and the Kansas City Board of Trade.

We operate a broker-dealer to offer money market funds to our customers that is regulated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and state securities regulators. This aspect of our operations is not material to our business.

In addition to those rules and regulations that are imposed by the various regulators, self-regulatory organizations and exchanges, the U.S. federal and state governments as well as non-U.S. governments have imposed a number of other regulations with which we must comply, including:

USA PATRIOT Act—Anti-Money Laundering Laws

The USA PATRIOT Act of 2001, or the PATRIOT Act, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers and other financial services companies. The PATRIOT Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the United States contain similar provisions. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the PATRIOT Act and other anti-money laundering laws.

U.S. Office of Foreign Assets Control

The United States maintains various economic sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Some of these programs are broad and comprehensive country- specific economic sanctions (such as those targeting Burma (Myanmar), Cuba, Iran, North Korea, Sudan and Syria); other programs target “specially designated” individuals and entities that are engaged in certain activities, such as proliferation of weapons of mass destruction, terrorism and narcotics trafficking, as well as activities particular to certain countries, such as undermining democratic processes or institutions in Zimbabwe. The OFAC-administered sanctions take many forms, but generally prohibit or restrict trade and investment in and with sanctions targets; some programs also require blocking of the sanctions target’s assets. All “specially designated” individuals and entities are generally referred to as “SDNs” and are placed on a list maintained by OFAC called the list of Specially Designated Nationals and Blocked Persons, which contains over 7,500 names and is updated often. Generally, the OFAC-administered sanctions are applicable to “U.S. persons”, or U.S. citizens, permanent resident aliens, entities organized under the laws of the United States (including their foreign branches), regardless of where they are physically located, and persons actually present in the United States (regardless of nationality), but non-U.S. persons are bound in certain instances. Violations of any of the OFAC-administered sanctions are punishable by civil fines, as well as criminal fines and imprisonment. Penalties for violating the OFAC-administered sanctions can be severe, including civil penalties per incident of the greater of (a) $250,000 and (b) twice the amount of the transaction in respect of which the penalty is imposed, and criminal penalties per incident of $1,000,000 and up to 20 years in prison. We have established policies and procedures designed to assist our and our personnel’s compliance with applicable OFAC sanctions. An entity’s compliance program is one factor that OFAC will consider in deciding whether to impose penalties, and at what level, in the event of a violation. Although we believe that our policies and procedures are effective, there can be no assurance that our policies and procedures will effectively prevent us from violating the OFAC-administered sanctions in every transaction in which we may engage.

Information Privacy Laws

U.S. federal and state laws and regulations require financial institutions to protect the security and confidentiality of consumer information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information as well as their policies to protect the security and confidentiality of that information. These requirements generally require all businesses to provide notice to and obtain the consent of individuals prior to using their personal information and restrict the transfer of such information. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with these laws and regulations related to the privacy of consumer information.